TAXUS PHARMACEUTICALS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013 AND 2012

(UNAUDITED)

Table of Contents

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Comprehensive Loss

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

TAXUS PHARMACEUTICALS, INC.

Consolidated Balance Sheets

	June 30	December 31
	2013	2012
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$ 98,565	$ 183,794
Accounts receivable	5,164	-
Inventory	252,160	307,517
Other current assets	18,728	20,727
Total current assets	374,617	512,038

Property and equipment, net	5,442,064	5,394,642

Other assets:
Intangible assets	247,157	245,801
Goodwill	797,422	781,179
Total other assets	1,044,579	1,026,980

Total assets	$ 6,861,260	$ 6,933,660

Liabilities
Current liabilities:
Accounts payable and accrued expenses	119,601	96,228
Current portion of long-term auto loan	35,913	35,503
Current portion of capital lease obligation	-	13,961
Outstanding obligation for acquisition of Kunyuan	607,500	595,125
Loans from unrelated party	655,199	637,570
Other current liabilities	92,850	144,237
Total current liabilities	1,511,063	1,522,624

Long-term liabilities:
Long-term auto loan, less current portion	5,090	11,295
Due to shareholder	3,744,786	3,706,592
Total long-term liabilities	3,749,876	3,717,887

Total liabilities	5,260,939	5,240,511

Commitments and contingencies

Equity
Stockholders’ equity:
Preferred stock $0.0001 par value, 10,000,000 shares authorized,
no shares issued and outstanding at June 30, 2013 and December 31, 2012	-	-
Common stock, $0.0001 par value, 100,000,000 shares authorized; 22,642,500 shares issued and outstanding at June 30, 2013 and December 31, 2012	2,264	2,264
Additional paid-in capital	2,094,846	2,094,846
Retained deficit	(1,174,327)	(1,046,704)
Accumulated other comprehensive income	585,574	551,070
Total stockholders’ equity	1,508,357	1,601,476

Noncontrolling interest	91,964	91,673

Total equity	1,600,321	1,693,149

Total liabilities and equity	$ 6,861,260	$ 6,933,660

The accompanying notes are an integral part of these consolidated financial statements.

TAXUS PHARMACEUTICALS, INC.

Consolidated Statements of Operations

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2013	2012	2013	2012

Sales	154,260	$ 47,988	258,520	$ 78,561

Cost of sales	51,075	38,644	103,508	59,706

Gross profit	103,185	9,344	155,012	18,855

Operating expenses
General and administrative expenses	154,568	105,792	284,152	328,565

Loss from operations	(51,383)	(96,448)	(129,140)	(309,710)

Other expenses:
Other miscellaneous expenses	(21)	(437)	(82)	(437)

Total other expenses	(21)	(437)	(82)	(437)

Loss before provision for income taxes	(51,404)	(96,885)	(129,222)	(310,147)

Provision for income taxes	-	-	-	-

Net loss	(51,404)	(96,885)	(129,222)	(310,147)

Less: net loss attributable to noncontrolling interest	(9)	(817)	(1,599)	(1,583)

Net loss attributable to Taxus Pharmaceuticals, Inc.	(51,395)	$(96,068)	(127,623)	$(308,564)

Basic loss per share	$ (0.00)	$ (0.00)	(0.01)	$ (0.02)
Diluted loss per share	(0.00)	$ (0.00)	$ (0.01)	$ (0.02)

Weighted average number of common shares
outstanding
Basic	22,642,500	22,642,500	22,642,500	18,906,709
Diluted	22,642,500	22,642,500	22,642,500	18,906,709

The accompanying notes are an integral part of these consolidated financial statements.

TAXUS PHARMACEUTICALS, INC.

Consolidated Statements of Comprehensive Loss

(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012

Net loss	(51,404)	$ (96,885)	(129,222)	$ (310,147)

Other comprehensive income
Foreign currency translation adjustment	25,313	208	36,394	15,385

Total other comprehensive income	25,313	208	36,394	15,385

Comprehensive loss	(26,091)	(96,677)	(92,828)	(294,762)

Less: comprehensive income attributable to
the noncontrolling interest	566	6,529	291	5,822

Comprehensive loss attributable to
Taxus Pharmaceuticals, Inc.	$ (26,657)	$ (103,206)	$ (93,119)	$ (300,584)

The accompanying notes are an integral part of these consolidated financial statements.

TAXUS PHARMACEUTICALS, INC.

Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended
	June 30,
	2013	2012
Cash flows from operating activities:
Net loss	$ (129,222)	$ (310,147)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities
Depreciation and amortization	66,408	40,793
Changes in current assets and current liabilities:
Accounts receivable	(5,109)
Inventory	61,096	(12,393)
Advance payments	-	(11,878)
Other current assets	2,404	(19,380)
Accounts payable and accrued expenses	22,052	(8,125)
Other current liabilities	(53,278)	16,050
Total adjustment	93,573	5,067

Net cash used in operating activities	(35,649)	(305,080)

Cash flows from investing activities:
Acquisition of property and equipment	-	(237,079)
Outstanding obligation for acquisition of Kunyuan	-	(95,196)
Due from unrelated party	-	(71,397)

Net cash used in investing activities	-	(403,672)

Cash flows from financing activities:
Loans from unrelated party	8,014	334,596
Principal payments on auto loan	(6,695)	(5,188)
Principal payments on capital lease obligation	(14,100)	(13,796)
Due to shareholder	(38,467)	300,851
Proceeds from issuance of common stock	-	93,980
Additional paid-in capital	-	6,360

Net cash provided by (used in) financing activities	(51,248)	716,803

Effect of foreign currency translation on cash	1,668	(20,902)

Net decrease in cash and cash equivalents:	(85,229)	(12,851)

Cash and cash equivalents – beginning	183,794	291,018
Cash and cash equivalents – ending	$ 98,565	$ 278,167

Supplemental disclosure of cash flow information:
Cash paid for interest	$ -	$ 413
Cash paid for income tax	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

TAXUS PHARMACEUTICALS, INC.

Notes to Consolidated Financial Statements

(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Taxus Pharmaceuticals, Inc. (“Taxus”) was incorporated in the state of Nevada on February 17, 2012. The accompanying consolidated financial statements include the financial statements of Taxus and its subsidiaries (collectively the “Company”). The Company is currently engaged in the business of selling pharmaceutical drugs, medicines and chemical reagents. Its immediate future primary business plan is to propagate yew, extract paclitaxel from yew, and sell paclitaxel extraction.

On March 28, 2012, Taxus entered into a stock exchange agreement with Stand Giant International Limited (“Stand Giant”) which was incorporated on February 18, 2011 in the city of Hong Kong, the People’s Republic of China (“PRC”) , with registered 10,000 shares of common stock, par value of Hong Kong Dollar (“HK$”) 1 per share, amounted $1,285 (HK$10,000). Pursuant to the stock exchange agreement, Taxus issued 13,244,500 shares in exchange for all of the issued and outstanding shares of Stand Giant. This transaction is treated as a recapitalization of Stand Giant as it is the accounting acquirer. As a result of the recapitalization, Stand Giant became a wholly owned subsidiary of the Company and the historical financial statements of Stand Giant became those of the Company.

On May 13, 2011, Stand Giant contributed capital of $157,400 to form Hongshan Energy Technology Services (Taiyuan) Company, Ltd., a Wholly Foreign-Owned Enterprise (“WFOE”) in the city of Taiyuan, Shanxi Province, PRC.

On June 28, 2011, WFOE entered into a series of agreements, including an Exclusive Consulting Service Agreement, a Call Option Agreement, and a Share Pledge Agreement (collectively “Hongshan Agreements”) with Shanxi Hongshan Pharmaceuticals Co., Ltd. (“Hongshan Pharmaceuticals”), and its shareholders Jiayue Zhang and Tong Zhang. Hongshan Pharmaceuticals was incorporated on August 4, 2000 under the laws of the PRC. Hongshan Energy’s compensation for the services provided under the Consulting Service Agreement is the post-tax net earnings of Hongshan Pharmaceuticals, which also subject Hongshan Energy to the risk of assuming the loss of Hongshan Pharmaceuticals in the event that Hongshan Pharmaceuticals suffers net loss in any fiscal year. Additionally, under a Call Option Agreement, the shareholders of Hongshan Pharmaceuticals have vested their voting rights over Hongshan Pharmaceuticals to Hongshan Energy. In order to further reinforce Hongshan Energy’s rights, Hongshan Pharmaceuticals and its shareholders have granted Hongshan Energy, under the Call Option Agreement, the exclusive right and option to acquire all of their equity interests in Hongshan Pharmaceuticals. Further, the shareholders of Hongshan Pharmaceuticals pledged all of their rights, titles and interests in Hongshan Pharmaceuticals to Hongshan Energy under the Share Pledge Agreement. The shareholders of Hongshan Pharmaceuticals also granted power of attorney to Hongshan Energy to exercise all the shareholder's rights including voting rights. After the execution of the Hongshan Agreements, Hongshan Pharmaceuticals became the WFOE’s Variable Interest Entities (“VIE”) as defined in FASB ASC 810 (formerly FIN-46R).

On the same day, WFOE entered into an Exclusive Consulting Service Agreement, a Call Option Agreement, and a Share Pledge Agreement (collectively “Renji Agreements”) with Jinzhong Renji Pharmaceuticals Co., Ltd. (“Renji Pharmaceuticals”), and its shareholders Jinying Zhang and Fuying Zhang. Renji Pharmaceuticals was incorporated on June 5, 2007 under the laws of the PRC. Hongshan Energy’s compensation for the services provided under the Consulting Service Agreement is the post-tax net earnings of Renji, which also subject Hongshan Energy to the risk of assuming the loss of Renji Pharmaceuticals in the event that Renji Pharmaceuticals suffers net loss in any fiscal year. Additionally, under a Call Option Agreement, the shareholders of Renji Pharmaceuticals have vested their voting rights over Renji Pharmaceuticals to Hongshan Energy. In order to further reinforce Hongshan Energy’s rights, Renji Pharmaceuticals and its shareholders have granted Hongshan Energy, under the Call Option Agreement, the exclusive right and option to acquire all of their equity interests Renji Pharmaceuticals. Further, the shareholders of Renji Pharmaceuticals pledged all of their rights, titles and interests in Renji Pharmaceuticals to Hongshan Energy under the Share Pledge Agreement. The shareholders of Renji Pharmaceuticals also granted power of attorney to Hongshan Energy to exercise all the shareholder's rights and shareholder's voting rights. After the execution of the Renji Agreements, Renji Pharmaceuticals became WFOE’s VIE as defined in FASB ASC 810 (formerly FIN-46R).

TAXUS PHARMACEUTICALS, INC.

Notes to Consolidated Financial Statements

(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS (CONTINUED)

On December 27, 2011, Hongshan Pharmaceuticals acquired 94% equity interest in Shanxi Kunyuan Health Products Co., Ltd. (“Kunyuan”). Kunyuan was incorporated on November 21, 2000 under the laws of the PRC. As a result of the acquisition, Kunyuan became a majority owned subsidiary of Hongshan Pharmaceuticals. The purchase price of the business was $1.48 million. As of June 30, 2013, the Company has paid $915,300 and the outstanding obligation for acquisition was $607,500.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND CONSOLIDATION

As disclosed in Note 1, Hongshan Pharmaceuticals and Renji Pharmaceuticals are VIEs of the WFOE. VIEs are those entities in which the WFOE, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the WFOE is the primary beneficiary of these entities. As a result, the VIEs are consolidated by the WFOE following the provision of ASC 810 "Consolidation of Variable Interest Entities" ("ASC 810"), and eventually consolidated into the Company’s financial statements. All inter-company transactions and balances have been eliminated in consolidation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) applicable to financial information.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) applicable to interim financial information. Accordingly, the Company does not include all of the information and disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. Interim results are not necessarily indicative of results for a full year. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position and the results of operations and cash flows for the interim periods have been included.

In preparing the accompanying unaudited consolidated financial statements, the Company evaluated the period from June 30, 2013 through the date the financial statements were issued for material subsequent events requiring recognition or disclosure. No such events were identified for this period.

INTERIM FINANCIAL STATEMENTS

These consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012, as not all disclosures required by US GAAP for annual financial statements are presented. The interim consolidated financial statements follow the same accounting policies and methods of computations as the audited consolidated financial statements for the year ended December 31, 2012.

RISK AND UNCERTAINTIES

The Company's operations are carried out in the PRC. Accordingly, the Company's business, financial condition and results of operations may be adversely influenced by the PRC’s political, economic and legal environments as well as by the general state of the PRC’s economy. Specially, the Company's business may be negatively influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

TAXUS PHARMACEUTICALS, INC.

Notes to Consolidated Financial Statements

(Unaudited)

NOTE 3 – INVENTORY

Inventory consists of yew tree bonsais for decorative and landscaping uses by Shanxi Hongshan Pharmaceuticals, and medicines and chemical reagents held for sale by Renji Pharmaceuticals. Total inventory as of June 30, 2013 and December 31, 2012 consists of the following:

	June 30, 2013	December 31, 2012

Hongshan Pharmaceuticals	$ 239,011	$ 276,994
Renji Pharmaceuticals	13,149	30,523
Total	$ 252,160	$ 307,517

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment as of June 30, 2013 and December 31, 2012 consists of the following:

	June 30, 2013	December 31, 2012

Electronic equipment	$ 22,064	$ 21,614
Vehicles	296,205	290,171
Machinery and equipment	160,624	157,352
Buildings and improvements	629,513	616,690
Subtotal	1,108,406	1,085,827
Less: accumulated depreciation	172,564	121,494
Subtotal	935,842	964,333

Matured Yew trees	770,732	755,033
Less: accumulated amortization	44,465	29,040
Subtotal	726,267	725,993

Add: construction in progress	3,779,955	3,704,316

Total	$ 5,442,064	$ 5,394,642

Depreciation expense for the three months ended June 30, 2013 and 2012 was $31,534 and $24,691, respectively, and $62,693 and $37,116 for the six months ended June 30, 2013 and 2012, respectively. Amortization of matured yew trees included in depreciation expense for the three months ended June 30, 2013 and 2012 was $7,376 and $0, respectively. Amortization of matured yew trees included in depreciation expense for the six months ended June 30, 2013 and 2012 was $14,664 and $0, respectively.

NOTE 5 – INTANGIBLE ASSETS

Intangible assets as of June 30, 2013 and December 31, 2012 consist of the following:

	June 30, 2013	December 31, 2012

Land use rights	$ 262,827	$ 257,473
Less: accumulated amortization	15,670	11,672
Total	$ 247,157	$ 245,801

Intangible assets are stated at cost. Intangible assets with finite life are amortized over their estimated useful life using straight-line method. Amortization expense for the three months ended June 30, 2013 and 2012 was $1,869 and $1,837, respectively, and $3,715 and $3,677 for the six months ended June 30, 2013 and 2012, respectively.

TAXUS PHARMACEUTICALS, INC.

Notes to Consolidated Financial Statements

(Unaudited)

NOTE 6 – GOODWILL

On December 27, 2011, the company completed its acquisition of 94% equity interest in Kunyuan for a consideration of $1,479,560. Goodwill, which is equal to the excess of cost over the fair value of acquired assets, has been recorded in conjunction with the acquisition. Goodwill is accounted for in accordance with ASC 350 (formerly SFAS 142 “Goodwill and Other Intangible Assets”). Under ASC 350, goodwill is not amortized and is subject to impairment test, at least annually. As of June 30, 2013, the Company concluded that there was no impairment of goodwill.

Balance as of December 31, 2012	$ 781,179
Foreign currency exchange adjustment	16,243
Adjusted balance as of June 30, 2013	$ 797,422

NOTE 7 – LOANS FROM UNRELATED PARTY

The loans are unsecured, non-interest bearing and payable on demand. There is no financial or non-financial covenants associated with the loans. The proceeds from the loans are utilized for working capital. As of June 30, 2013 and December 31, 2012, the Company had outstanding loans from unrelated party of $655,199 and $637,570, respectively.

NOTE 8 – DUE TO SHAREHOLDER

The Company’s shareholder, Mr. Jiayue Zhang, made certain interest-free advances to the Company for working capital needs. As of June 30, 2013 and December 31, 2012, the balance due to shareholder was $3,744,786 and $3,706,592, respectively. Mr. Zhang has agreed that no demand for payment will be made until December 31, 2015 and that he will continue providing necessary funds to the Company whenever needed.

NOTE 9 – CAPITAL LEASE OBLIGATION – FUTURE MINIMUM LEASE PAYMENTS

The Company leased a machine under a lease agreement that is classified as a capital lease obligation. The cost of the machine under capital lease obligation included in property and equipment was $77,040 and $75,471 as of June 30, 2013 and December 31, 2012, respectively. Accumulated amortization on the capital lease of the leased machinery as of June 30, 2013 and December 31, 2012 was $77,040 and $61,510, respectively. Depreciation of assets under capital leases was included in depreciation expense.

The future minimum lease payments required under the capital leases and the present values of the net minimum lease payments as of June 30, 2013 were $0.

NOTE 10 – AUTO LOAN

The Company entered into a series of 36-month car purchase agreements with various dealers. The cost included in the property and equipment was $78,604 and $77,003 as of June 30, 2013 and December 31, 2012, respectively. Accumulated amortization on the loan of these cars as of June 30, 2013 and December 31, 2012 was $37,601 and $30,205, respectively.

Auto loan consists of loans used to purchase vehicles with various monthly principal and interest payments.  The amounts outstanding as of June 30, 2013 and December 31, 2012 consist of the following:

	June 30, 2013	December 31, 2012

Current	$ 35,913	$ 35,503
Non-current	5,090	11,295

Total	$ 41,003	$ 46,798

TAXUS PHARMACEUTICALS, INC.

Notes to Consolidated Financial Statements

(Unaudited)

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company has leased four parcels of land from the local villages, Yuci city of Shanxi province, PRC. Three of which were leased for 65 years effective September 1, 2009; whereas one was leased for 70 years effective September 09, 2010. The leased land is mountainous and used to plant and grow yew trees. The total space of land under these four leases is 2,252 acres (13,672 Mu). Annual lease payments are approximately $25,975 (RMB163,672) beginning December 31, 2009 through December 31, 2013, and thereafter will decrease to approximately $2,170 (RMB13,672) through the end of the lease term. Lease payments for the six months ended June 30, 2013 and 2012 were expensed.

The Company has leased a parcel of land with area of 9.2 acres (56 mu) in Zibo city of Shandong province, PRC from Ping Yu, an unrelated vendor. The land is used to store yew trees for the Company’s future production. The land was leased for 30 years effective April 3, 2008 with annual payments approximately $10,666 (RMB 67,200) through the end of the lease term on April 2, 2038. Lease payments for the six months ended June 30, 2013 and 2012 were expensed.

NOTE 12 – INCOME TAX

Taxus is a U.S. holding company incorporated in the state of Nevada and does not engage in any business operations. It did not generate any revenues for the six months ended June 30, 2013 and 2012, and therefore there was no income tax provision or benefit for U.S. income tax purpose.

Stand Giant was incorporated in Hong Kong, PRC. It is exempt from taxes on income or capital gains under the tax laws thereof.

The Company’s Chinese subsidiaries and VIEs are governed by PRC’s Income Tax Law and are subject to statutory income tax rate of 25%. There is no provision for income taxes as these operating subsidiaries have incurred operating losses for the period ended June 30, 2013.

FASB ASC 740 (formerly Fin 48), Accounting for Uncertainty in Income Taxes,  clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in ASC 740 as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company has evaluated its tax position and has not identified any such tax uncertainties, and therefore did not accrue for any such tax liability nor did it recognize any such benefit for the period ended June 30, 2013.

NOTE 13 – SEGMENTS

ASC 280-10 (formerly SFAS 131), “Disclosure about Segments of an Enterprise and Related Information” requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance.

The Company has evaluated the structure of its organization and has determined, based on the requirements of ASC 280-10, that the Company has the following three reportable segments, identified based on the nature of products, the type or class of customers, and the methods used to distribute the Company’s products:

Retail pharmacy through operation of Renji Pharmaceuticals;

Retail of dietary supplements (mainly Kunyuan 919 oral solution) through Kunyuan;

Yew tree cultivation, paclitaxel extraction and bonsai sales through Hongshan Pharmaceuticals;

The Company defines its segments as those business units whose operating results are regularly reviewed by the chief operating decision maker (“CODM”) to analyze performance and allocate resources.

For the six months ended June 30, 2013 and 2012, all of the Company’s operations were carried out in one geographical segment – P.R.C.

TAXUS PHARMACEUTICALS, INC.

Notes to Consolidated Financial Statements

(Unaudited)

NOTE 13 – SEGMENTS (CONTINUED)

The following table sets out the Company’s segment information. The "Unallocated" column in the following table contains the reconciliation between the amounts for reportable segments and the consolidated amounts, which consists primarily of corporate items not allocated to the reportable segments, intersegment eliminations. Intersegment sales are accounted for at fair value as if sales were to third parties.

Summarized financial information concerning reportable segments is shown in the following table:

	For the Three Months Ended June 30,
Sales from external customers	2013	2012
Retail Pharmacy	$ 31,839	$ 26,060
Dietary Supplement	-	154
Yew Tree By-Products	122,421	21,774
Consolidated	$ 154,260	$ 47,988

	For the Three Months Ended June 30,
Net loss	2013	2012
Retail Pharmacy	$ 4,932	$ (2,907)
Dietary Supplement	(12,600)	(11,479)
Yew Tree By-Products	31,724	(79,083)
Unallocated	(75,451)	(2,599)
Consolidated	$ (51,395)	$ (96,068)

	For the Three Months Ended June 30,
Loss before noncontrolling interest and income taxes	2013	2012
Consolidated	$ (51,404)	$ (96,885)

	For the Six Months Ended June 30,
Sales from external customers	2013	2012
Retail Pharmacy	$ 73,063	$ 53,789
Dietary Supplement	-	616
Yew Tree By-Products	185,457	24,156
Consolidated	$ 258,520	$ 78,561

	For the Six Months Ended June 30,
Net loss	2013	2012
Retail Pharmacy	$ (24,920)	$ (4,716)
Dietary Supplement	(25,052)	(24,813)
Yew Tree By-Products	24,443	(233,978)
Unallocated	(102,094)	(45,057)
Consolidated	$ (127,623)	$ (308,564)

	For the Six Months Ended June 30,
Loss before noncontrolling interest and income taxes	2013	2012
Consolidated	$ (129,222)	$ (310,147)

TAXUS PHARMACEUTICALS, INC.

Notes to Consolidated Financial Statements

(Unaudited)

NOTE 14 – STOCK AUTHORIZATION AND ISSUANCE

According to Article III of Taxus Pharmaceuticals, Inc. Certificate of Incorporation filed on February 17, 2012, the Company is authorized to issue two classes of shares to be designated respectively preferred stock and common stock. The total number of shares of preferred stock the Company is authorized to issue is 10,000,000 with a par value of $0.0001 per share. The total number of shares of common stock the Company is authorized to issue is 100,000,000 with a par value of $0.0001 per share.

On March 13, 2012 and March 22, 2012, Taxus issued 9,398,000 shares of common stock for $0.01 per share to 45 individuals. The proceeds from the transaction were $93,980. On March 28, 2012, Taxus entered into a stock exchange agreement with Stand Giant. Pursuant to the stock exchange agreement, Taxus issued an agreement of 13,244,500 common shares in exchange for all of the issued and outstanding shares of Stand Giant. As a result of the stock exchange transaction, Stand Giant became a wholly owned subsidiary of the company. As of June 30, 2013, 22,642,500 shares of common stock were issued and outstanding.

NOTE 15 – EARNINGS (LOSS) PER SHARE

The Company presents earnings (loss) per share on a basic and diluted basis. Basic earnings (loss) per share have been computed by dividing net earnings by the weighted average number of shares outstanding. Diluted earnings (loss) per share have been computed by dividing net earnings by the weighted average number of shares outstanding including the dilutive effect of equity securities. The computation of basic net earnings (loss) per share and diluted net earnings (loss) per share for three months and six months ended June 30, 2013 and 2012 are as follows:

	For the Three Months Ended June 30,
	2013	2012

Net loss attributable to Taxus Pharmaceuticals, Inc.	$ (51,395)	$ (96,068)

Weighted average common shares
(denominator for basic loss per share)	22,642,500	22,642,500

Effect of dilutive securities:
Warrants	-	-

Weighted average common shares
(denominator for basic loss per share)	22,642,500	22,642,500

Basic loss per share	$ (0.00)	$ (0.00)
Diluted loss per share	$ (0.00)	$ (0.00)

	For the Six Months Ended June 30,
	2013	2012

Net loss attributable to Taxus Pharmaceuticals, Inc.	$ (127,623)	$ (308,564)

Weighted average common shares
(denominator for basic loss per share)	22,642,500	18,906,709

Effect of dilutive securities:
Warrants	-	-

Weighted average common shares
(denominator for basic loss per share)	22,642,500	18,906,709

Basic loss per share	$ (0.01)	$ (0.02)
Diluted loss per share	$ (0.01)	$ (0.02)

TAXUS PHARMACEUTICALS, INC.

Notes to Consolidated Financial Statements

(Unaudited)

NOTE 16 – RISK OF CONCENTRATIONS AND CREDIT RISK

For the six months ended June 30, 2013 and 2012, no single customer accounted for more than 10% of the Company’s sales.

For the six months ended June 30, 2013 and 2012, no single vendor accounted for more than 10% of the Company’s purchases.

Financial instruments which potentially subject the Company to credit risk consist principally of cash on deposit with financial institutions. Management believes that the financial institutions that hold the Company’s cash and cash equivalents are financially sound and minimal credit risk exists with respect to these investments.